UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE TRANSITION PERIOD FROM                      TO

COMMISSION FILE NUMBER 1-12001

401(K) SAVINGS ACCOUNT PLAN FOR EMPLOYEES
OF THE WASHINGTON PLATE PLANT
(Title of Plan)

ALLEGHENY TECHNOLOGIES INCORPORATED

(Name of Issuer of securities held pursuant to the Plan)

1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479

(Address of Plan and principal executive offices of Issuer)

Audited Financial Statements and Supplemental Schedule
401(k) Savings Account Plan for Employees of the Washington Plate Plant
Years Ended December 31, 2008 and 2007
With Report of Independent Registered Public Accounting Firm

401(k) Savings Account Plan for Employees
of the Washington Plate Plant
Audited Financial Statements
and Supplemental Schedule
Years Ended December 31, 2008 and 2007

Report of Independent Registered Public Accounting Firm
Allegheny Technologies Incorporated
We have audited the accompanying statements of net assets available for benefits of the 401(k) Savings Account Plan for Employees of the Washington Plate Plant as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Pittsburgh, Pennsylvania
June 25, 2009

401(k) Savings Account Plan for Employees
of the Washington Plate Plant
Statements of Net Assets Available for Benefits

	December 31
	2008	2007

Investments at fair value:
Interest in synthetic investment contracts	$3,158,833	$3,107,324
Interest in common collective trusts	1,946,108	1,874,446
Interest in registered investment companies	1,149,894	2,144,288
Corporate common stock	319,755	469,725
Interest-bearing cash and cash equivalents	276,703	163,404
Participant loans	188,051	132,089

Net assets available reflecting investments at fair value	7,039,344	7,891,276
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	205,441	11,123

Net assets available for benefits	$7,244,785	$7,902,399

See accompanying notes.

401(k) Savings Account Plan for Employees
of the Washington Plate Plant
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2008	2007

Contributions:
Employer	$284,958	$283,866
Employee	920,708	1,062,509

Total contributions	1,205,666	1,346,375

Investment income (loss):
Net gain (loss) from interest in registered investment companies	(706,815)	101,251
Net gain (loss) from interest in common collective trusts	(687,051)	8,169
Net realized/unrealized loss on corporate common stock	(351,346)	(5,072)
Interest income	68,437	33,790
Dividend income	—	1,515
Net gain from interest in Allegheny Master Trust	—	175,442
Other income	90,229	28,469

Total investment income (loss)	(1,586,546)	343,564

	(380,880)	1,689,939

Distributions to participants	(276,734)	(922,955)

Net increase (decrease) in net assets available for benefits	(657,614)	766,984
Net assets available for benefits at beginning of year	7,902,399	7,135,415

Net assets available for benefits at end of year	$7,244,785	$7,902,399

See accompanying notes.

401(k) Savings Account Plan for Employees
of the Washington Plate Plant
Notes to Financial Statements
December 31, 2008
1. Significant Accounting Policies
Use of Estimates and Basis of Accounting
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
The financial statements are prepared under the accrual basis of accounting.
Investment Valuation
Investments are reported at fair value. As described in Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans”, fully benefit-responsive investment contracts held by a defined contribution plan are required to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value.
2. Description of the Plan
The 401(k) Savings Account Plan for Employees of the Washington Plate Plant (the Plan) is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
The purpose of the Plan is to encourage thrift and to assist represented employees of the Washington Plate facility of Allegheny Ludlum Corporation (the Company) in accumulating a fund to supplement retirement income by allowing eligible employees to make tax-deferred contributions to the Plan. Allegheny Ludlum Corporation is a wholly owned subsidiary of Allegheny Technologies Incorporated (ATI, the Plan Sponsor).
The Plan allows employees to contribute a portion of eligible wages each pay period through payroll deductions subject to Internal Revenue Code limitations. In addition, the employee’s annual pretax profit sharing award and pretax Longevity Incentive Payment Plan award may be contributed at the employee’s discretion. The Company contributes $0.50 for each hour worked per eligible represented employee. Unless otherwise specified by the participant, employer contributions are made to the Standish Mellon Stable Value Fund. Such contributions are made only from current income or accumulated earnings of the Company. The Plan allows participants to direct their contributions, and contributions made on their behalf, to any of the investment alternatives.

401(k) Savings Account Plan for Employees
of the Washington Plate Plant
Notes to Financial Statements (continued)
2. Description of the Plan (continued)
Separate accounts are maintained by the Plan Sponsor for each participating employee. Trustee fees and asset management fees charged by the Plan’s trustees, Mellon Bank, N.A., prior to September 1, 2007 and thereafter Mercer Trust Company, for the administration of all funds are charged against net assets available for benefits of the respective fund. Certain other expenses of administering the Plan are paid by the Plan Sponsor. Participants may make “in-service” and hardship withdrawals as outlined in the plan document. Participants are fully vested in their entire participant account.
Active employees can borrow up to 50% of their vested account balances minus any outstanding loans. The loan amounts are further limited to a minimum of $500 and a maximum of $50,000, and an employee can obtain no more than three loans at one time. Interest rates are determined based on commercially accepted criteria, and payment schedules vary based on the type of the loan. General purpose loans are repaid over 6 to 60 months, and primary residence loans are repaid over periods up to 180 months. Payments are made by payroll deductions.
Further information about the Plan, including eligibility, vesting, contributions, and withdrawals, is contained in the plan documents, summary plan description, and related contracts. These documents are available from the Plan Sponsor.
3. Investments
Prior to September 1, 2007, certain of the Plan’s investments were in the Allegheny Master Trust, which had three separately managed institutional investment accounts|: the T. Rowe Price Structured Research Common Trust Fund, the Alliance Capital Growth Pool, and the Standish Mellon Fixed Income Fund, which were valued on a unitized basis (collectively, the “Allegheny Master Trust”).
On September 1, 2007, as part of a change in the administration of the Plan, including changing the record keeper to Mercer Human Resources from Affiliated Computer Services, Inc., and changing the trustee to Mercer Trust Company from Mellon Bank, N.A., the investment options available to participants under the Plan were changed. Additionally, the Plan liquidated its investment in the Allegheny Master Trust. The Standish Mellon Fixed Income Fund was renamed the Standish Mellon Stable Value Fund.
The Plan retained the Standish Mellon Fixed Income Fund, renamed as the Standish Mellon Stable Value Fund (the Fund), as an investment option in a separate account subsequent to liquidating the Plan’s interest in the Allegheny Master Trust. The Fund invests in guaranteed investment contracts (GICs) and actively managed structured or synthetic investment contracts (SICs). The GICs are promises by a bank or insurance company to repay principal plus a fixed

401(k) Savings Account Plan for Employees
of the Washington Plate Plant
Notes to Financial Statements (continued)
3. Investments (continued)
rate of return through contract maturity. SICs differ from GICs in that there are specific assets supporting the SICs and these assets are owned by the Plan. The bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. The assets supporting the SICs are comprised of government agency bonds, corporate bonds, asset-backed securities (ABOs), collateralized mortgage obligations (CMOs), and common/collective trusts.
Interest crediting rates on the GICs in the Fund are determined at the time of purchase. Interest crediting rates on the SICs are either: (1) set at the time of purchase for a fixed term and crediting rate, (2) set at the time of purchase for a fixed term and variable crediting rate, or (3) set at the time of purchase and reset monthly within a “constant duration.” A constant duration contract may specify a duration of 2.5 years and the crediting rate is adjusted monthly based upon quarterly rebalancing of eligible 2.5 year duration investment instruments at the time of each resetting; in effect the contract never matures. At December 31, 2008 and 2007, the interest crediting rates for Fixed Maturity SICs ranged from 4.12% to 5.04% and 4.30% to 5.32%, respectively.
Average yields for all fully benefit-responsive investment contracts for the years ended December 31, 2008 and 2007 were as follows:

	Years Ended December 31
	2008	2007

Average yields:
Based on actual earnings	4.67%	4.72%
Based on interest rate credited to participants	4.56%	4.57%
Although it is management’s intention to hold the investment contracts in the Standish Mellon Stable Value Fund until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity.

401(k) Savings Account Plan for Employees
of the Washington Plate Plant
Notes to Financial Statements (continued)
3. Investments (continued)
The following presents investments that represent 5% or more of the Plan’s net assets:

	December 31
	2008	2007

Barclays Global Investors Asset-Backed Securities Index Fund**	$581,831	$564,645
Barclays Global Investors Intermediate Term Credit Bond Index Fund**	529,489	479,591
Barclays Global Investors Mortgage-Backed Securities Index Fund**	436,788	386,596
State Street Global Advisors S&P500 Flagship SL Fund	432,336	746,524
State Street Global Advisors Target Retirement Income 2020 SL Series Fund*	381,645	245,023
Allegheny Technologies Incorporated common stock***	319,755	469,725
American Funds Growth Fund of America***	264,556	501,712
MSIF Small Company Growth Fund***	249,160	501,304
Alliance Bernstein Small Mid Cap Value Fund***	205,831	506,139

*	Prior year presented for comparative purposes only

**	Held within SICs

***	Current year presented for comparative purposes only
Investments in SICs at contract value that represent 5% of more of the Plan’s net assets were as follows:

	December 31
	2008	2007

Monumental Life Ins. Co. Constant Duration SIC	$892,881	$753,179
Rabobank Constant Duration SIC	871,773	766,082
State Street Bank Constant Duration SIC	480,839	405,544
Bank of America Fixed Maturity SIC*	441,396	363,942
State Street Fixed Maturity SIC*	366,079	294,871
Union Bank of Switzerland Fixed Maturity SIC	—	524,147

*	Prior year presented for comparative purposes only

401(k) Savings Account Plan for Employees
of the Washington Plate Plant
Notes to Financial Statements (continued)
4. Fair Value Measurements
The Plan adopted FASB Statement No. 157, “Fair Value Measurements” (FAS 157), as required, on January 1, 2008. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value, and requires additional disclosures about the use of fair value measurements.   Specifically, FAS 157:
•	Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value;

•	Establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date;

•	Eliminates large position discounts for financial instruments quoted in active markets; and

•	Expands disclosures about instruments measured at fair value.
Determination of Fair Value
Following is a description of the Plan’s valuation methodologies for assets and liabilities measured at fair value. Such valuation methodologies were applied to all of the assets and liabilities carried at fair value effective January 1, 2008. Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon models that primarily use, as inputs, market-based or independently-sourced market parameters, including yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves. In addition to market information, models may also incorporate transaction details, such as maturity. Valuation adjustments, such as liquidity valuation adjustments, may be necessary when the Plan is unable to observe a recent market price for a financial instrument that trades in inactive (or less active) markets. Liquidity adjustments are not taken for positions classified within level 1 (as defined below) of the fair value hierarchy.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

401(k) Savings Account Plan for Employees
of the Washington Plate Plant
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
Valuation Hierarchy
FAS 157 established a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of the inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:
Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets and liabilities in active markets.
Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
Level 3 — inputs to the valuation methodology are unobservable and significant to the valuation measurement.
A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.
Valuation Methodologies
The valuation methodologies used for assets and liabilities measured at fair value, including their general classification based on the fair value hierarchy, includes the following:
•	Cash and cash equivalents — where the Net Asset Value (NAV) is a quoted price in a market that is active, it is classified within level 1 of the valuation hierarchy. In certain cases NAV is a quoted price in a market that is not active, or is based on quoted prices for similar assets and liabilities in active markets, and these investments are classified within level 2 of the valuation hierarchy.

•	Corporate common stocks — are valued at the closing price reported on the major market on which the individual securities are traded. Substantially all other common stock is classified within level 1 of the valuation hierarchy.

401(k) Savings Account Plan for Employees
of the Washington Plate Plant
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
•	Common/collective trust funds — these investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in a market that is not active and classified within level 2 of the valuation hierarchy.

•	Registered investment companies — these investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Where the NAV is a quoted price in a market that is active, it is classified within level 1 of the valuation hierarchy. In certain cases NAV is a quoted price in a market that is not active, or is based on quoted prices for similar assets and liabilities in active markets, and these investments are classified within level 2 of the valuation hierarchy.

•	Corporate debt instruments, U.S. government and federal agency obligations, U.S. government-sponsored entity obligations, and other — where quoted prices are available in an active market, the investments are classified within level 1 of the valuation hierarchy. If quoted market prices are not available for the specific security, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. When quoted market prices for the specific security are not available in an active market, they are classified within level 2 of the valuation hierarchy.

•	Synthetic investment contracts — fair value is based on the underlying investments. The underlying investments include government agency bonds, corporate bonds, ABOs, CMOs, and common/collective trusts. Because inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, or in the case of common/collective trusts the NAV is a quoted price in a market that is not active, synthetic investment contracts are classified within level 2 of the valuation hierarchy.

•	Loans to plan participants — valued at cost plus accrued interest, which approximates fair value and are classified within level 2 of the valuation hierarchy.
The following table presents the financial instruments carried at fair value as of December 31, 2008, by caption on the statement of net assets available for benefits and by FAS 157 valuation hierarchy (as described above). The Plan had no assets classified within level 3 of the valuation hierarchy.

401(k) Savings Account Plan for Employees
of the Washington Plate Plant
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
Assets measured at fair value on a recurring basis:

December 31, 2008	Level 1	Level 2	Total

Interest in synthetic investment contracts	$—	$3,158,833	$3,158,833
Interest in registered investment companies	1,149,894	—	1,149,894
Interest in common collective trusts	—	1,946,108	1,946,108
Corporate common stock	319,755	—	319,755
Interest-bearing cash and cash equivalents	215,250	61,453	276,703
Participant loans	—	188,051	188,051

Total assets at fair value	$1,684,899	$5,354,445	$7,039,344

5. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated July 12, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.
6. Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. However, no such action may deprive any participant or beneficiary under the Plan of any vested right.
7. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risk such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

401(k) Savings Account Plan for Employees
of the Washington Plate Plant
EIN: 25-1792394     Plan Number: 020
Schedule H, Line 4i—Schedule of Assets
(Held at End of Year)
December 31, 2008

Description	Current Value

Registered Investment Companies
Alliance Bernstein Small Mid Cap Value Fund	$205,831
American Funds Europacific Growth Fund	171,739
American Funds Growth Fund of America	264,556
MFS Value Fund	80,817
Lord Abbott Mid Cap Value Fund	97,938
MSIF Small Company Growth Fund	249,160
Western Asset Core Plus Bond Fund	79,853

Total registered investment companies	$1,149,894

Corporate Common Stock
Allegheny Technologies Incorporated*	$319,755

Interest-Bearing Cash
Mellon Trust of New England TIF Fund	$215,250
Natixis Financial	61,453
Adjustment from fair value to current value	(421)

$276,282

Common Collective Trusts
Mellon Stable Value Fund	$69,999
Adjustment from fair value to current value	3,292
State Street Global Advisors Target Retirement Income SL Series Fund	62,791
State Street Global Advisors Target Retirement Income 2010 SL Series Fund	104,459
State Street Global Advisors Target Retirement Income 2015 SL Series Fund	329,687
State Street Global Advisors Target Retirement Income 2020 SL Series Fund	381,645
State Street Global Advisors Target Retirement Income 2025 SL Series Fund	353,513
State Street Global Advisors Target Retirement Income 2030 SL Series Fund	118,678
State Street Global Advisors Target Retirement Income 2035 SL Series Fund	70,160
State Street Global Advisors Target Retirement Income 2040 SL Series Fund	14,233
State Street Global Advisors Target Retirement Income 2045 SL Series Fund	8,551
State Street Global Advisors S&P 500 Flagship SL Fund	432,336
State Street Global Advisors MSCI ACWI Ex-US Index SL Series Fund	56

$1,949,400

401(k) Savings Account Plan for Employees
of the Washington Plate Plant
EIN: 25-1792394     Plan Number: 020
Schedule H, Line 4i—Schedule of Assets
(Held at End of Year)
December 31, 2008

Description	Current Value

Fixed Maturity Synthetic Contracts:
CMBS, BACM 2002-2 A3	$27,956
CMBS, BACM 2005-3 A3A	30,544
Fannie Mae, FNR 2002-74 LC	2,302
Freddie Mac, FHR 2627 BU	51,201
Freddie Mac, FHR 2640 TL	25,778
Freddie Mac, FHR 2715 ND	32,770
Freddie Mac, FHR 2760 EB	29,488
Freddie Mac, FHR 2786 PC	15,257
Freddie Mac, FHR 2865 PQ	45,366
Freddie Mac, FHR 2866 XD	45,474
Freddie Mac, FHR 2870 BD	30,571
Freddie Mac, FHR 2888 OW	21,549
GNMA Project Loans, GNR 06-51 A	33,802
Auto Valet 2008-2 A3A	44,784
Bank of America, N.A. Wrap contract	4,554

Bank of America, N.A. Fixed Maturity Synthetic Contract 03-040	441,396

Auto, BASAT 06-G1 A4	44,178
CMBS, CDCMT 2002-FX1D1895488.82	28,426
Rate Redu Bonds, CNP 05-1 A2	45,056
Freddie Mac, FHR 2631 LB	20,633
Freddie Mac, FHR 2681 PC	39,143
Freddie Mac, FHR 2778 KR	15,227
Freddie Mac, FHR 2981 NB	35,191
Freddie Mac, FHR 2891 NB	30,728
CMBS, MLMT 05-CIP1 A2	54,937
CMBS, MLMT 05-CKI1 A2	27,225
CMBS, CD05-CD1 A2 FX	13,748
State Street Bank Wrap contract	11,587

State Street Bank Fixed Maturity Synthetic Contract 105028	366,079

CMBS, BSCMS 05-T18 A2	21,330
CMBS, BSCMS 99-WF2 A2	19,420
CMBS, BSCMS 03-T12 A2	3,006
Freddie Mac, FHR 2663 ML	53,232
Freddie Mac, FHR 2763 PC	40,028
Freddie Mac, FHR 2921 NV	22,755

401(k) Savings Account Plan for Employees
of the Washington Plate Plant
EIN: 25-1792394     Plan Number: 020
Schedule H, Line 4i—Schedule of Assets
(Held at End of Year)
December 31, 2008

Description	Current Value

Freddie Mac, FHR 2934 OC	30,773
CMBS, HFCMC 99-PH1 A2	2,951
CMBS, JPMCC 05-LDP2 A2	27,619
CMBS, MSC 99-CAM1 A4	838
Auto, NALT 06-A A4	59,550
Auto, VWALT 06-A A4	22,528
Natixis Financial Products Wrap contract	4,405

Natixis Financial Products Fixed Maturity Synthetic Contract #1245-01	308,435

Total Fixed Maturity Synthetic Contracts	$1,115,910

Constant Duration Synthetic Contracts:
Barclays Global Investors, 1-3 Year Government Bond Index Fund	$33,811
Barclays Global Investors, Asset-Backed Sec Index Fund	231,563
Barclays Global Investors, Comm Mortgage-Backed Sec Fund	70,421
Barclays Global Investors, Int Term Credit Bond Index Fund	210,740
Barclays Global Investors, Int Term Government Bond Index Fund	81,094
Barclays Global Investors, Long Term Government Bond Index Fund	19,791
Barclays Global Investors, Mortgage-Backed Sec Index Fund	173,845
Monumental Life Ins. Co. Wrap contract	71,616

Monumental Life Ins. Co. Constant Duration Synthetic Contract MDA00413TR	892,881

Barclays Global Investors, 1-3 Year Government Bond Index Fund	32,934
Barclays Global Investors, Asset-Backed Sec Index Fund	225,581
Barclays Global Investors, Comm Mortgage-Backed Sec Fund	68,594
Barclays Global Investors, Int Term Credit Bond Index Fund	205,273
Barclays Global Investors, Int Term Government Bond Index Fund	78,990
Barclays Global Investors, Long Term Government Bond Index Fund	19,278
Barclays Global Investors, Mortgage-Backed Sec Index Fund	169,334
Rabobank Wrap contract	71,789

Rabobank Constant Duration Synthetic Contract ATI060301	871,773

Barclays Global Investors, 1-3 Year Government Bond Index Fund	18,206
Barclays Global Investors, Asset-Backed Sec Index Fund	124,687
Barclays Global Investors, Comm Mortgage-Backed Sec Fund	37,919
Barclays Global Investors, Int Term Credit Bond Index Fund	113,476
Barclays Global Investors, Int Term Government Bond Index Fund	43,666
Barclays Global Investors, Long Term Government Bond Index Fund	10,657
Barclays Global Investors, Mortgage-Backed Sec Index Fund	93,609

401(k) Savings Account Plan for Employees
of the Washington Plate Plant
EIN: 25-1792394     Plan Number: 020
Schedule H, Line 4i—Schedule of Assets
(Held at End of Year)
December 31, 2008

Description	Current Value

State Street Bank Wrap contract	38,619

State Street Bank Constant Duration Synthetic Contract 107073	480,839

Total Constant Duration Synthetic Contracts	$2,245,493

Participant loans* (5.00% to 9.25%, with maturities through 2013)	$188,051

*	Party-in-interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLEGHENY TECHNOLOGIES INCORPORATED
401(K) SAVINGS ACCOUNT FOR EMPLOYEES OF THE WASHINGTON PLATE PLANT

Date: June 25, 2009	By:	/s/ Dale G. Reid

Dale G. Reid
Vice President-Controller, Chief Accounting Officer and Treasurer
(Principal Accounting Officer and Duly Authorized Officer)